1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Harry S. Pangas harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

September 20, 2022

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Megan Miller and Christopher Bellacicco

Re:	Oxford Square Capital Corp.
Registration Statement on Form N-2
File Number: 333-265533

Ladies and Gentlemen:

On behalf of Oxford Square Capital Corp. (the “Company”), this letter responds to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) to Dechert LLP, counsel to the Company, on June 23, 2022 and July 6, 2022 relating to the Company’s registration statement on Form N-2 that was filed with the SEC on June 10, 2022 (the “Registration Statement”). For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the responses of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in Amendment No. 1 to the draft registration statement on Form N-2 filed by the Company on the date hereof (such draft registration statement being referred to herein as the “Amended Registration Statement”).

Accounting Comments

1.	Comment: Please ensure that the Schedule of Investments includes all information required by footnote 8, including paragraph (c) thereof, to Rule 12-12 of Regulation S-X

Response: The Company has complied with this comment. See page 21 of the Amended Registration Statement.

2.	Comment: Please include in the Example contained in the Fees and Expenses table on page 5 of the Registration Statement the effect on the incentive fee expenses assuming that all of the Company’s earnings were generated from capital gains.

September 20, 2022

Response: The Company has complied with this comment. See page 5 of the Amended Registration Statement.

3.	Comment: Please supplementally provide the Staff with the following information with respect to the Company’s first and second lien debt investments in Premiere Global Services, Inc.:

i. whether each of the investments are income producing; and

ii. the dollar amount of any accrued and unpaid interest on each of the investments.

Response: On a supplemental basis, the Company advises the Staff that its investments in the first and second lien debt of Premiere Global Services, Inc. were placed on non-accrual during the quarters ended June 30, 2021, and September 30, 2019, respectively. Accordingly, the Company ceased recognizing interest income on the investments and reversed all unpaid, accrued interest on the investments during such period. Because the debt investments remained on non-accrual status at March 31, 2022 and June 30, 2022, the Company included a footnote that indicates that the first and second lien debt investments (as well as the replacement revolver) of Premiere Global Services, Inc. were on non-accrual status as of such date in each of its SEC filings for the applicable period. The Company will revise the footnote denoting that the three investments are on non-accrual status in future SEC filings to clarify that the Company has not recognized interest income on the investments as of such period end.

Legal Comments

1.	Comment: Please include a hyperlink for any documents that are incorporated by reference as required by Rule 411(b) under the Securities Act of 1933.

Response: The Company has complied with this comment. See pages 6, 7, 11, 12, 13, 27, 28, 29, 30 and 65 of the Amended Registration Statement.

2.	On page 59 of the Company’s most recent Annual Report on Form 10-K, the Company discloses the high and low sales prices for its common stock during the last two fiscal years. The Company also discloses that its common stock has traded at a discount to net asset value during certain quarters in the last two fiscal years. Please disclose any steps the Company has taken to reduce the discount to net asset value and the effect of those measures as required by Item 8(5)(d) of Form N-2.

September 20, 2022

Response: On a supplemental basis, the Company advises the Staff that it has not taken any specific measures (e.g., repurchase of shares in the open market or conduct a tender offer for shares) that are intended to reduce any trading discount to net asset value. To the extent the Company takes such steps to reduce the discount to net asset value in the future, it will update its disclosures in future SEC filing.

3.	Please include the share price data disclosure required by Item 8(5)(b) for the fiscal quarters since the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Response: The Company has complied with this comment. See page 11 of the Amended Registration Statement.

4.	Please make any necessary updates to the Legal Matters section of the Registration Statement to reflect the change in legal counsel representation for the Company.

Response: The Company has complied with this comment. See page 68 of the Amended Registration Statement.

5.	Please include the Company’s most recently filed proxy statement in the Incorporation by Reference section of the Registration Statement.

Response: The Company has complied with this comment. See page 69 of the Amended Registration Statement.

* * *

Should you have any questions or comments, please contact the undersigned at 202.261.3466.

Sincerely,

Harry S. Pangas